UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For October 5, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

Harmony settles dispute with FSCA relating to 2007 financial disclosure

Johannesburg. 5 October 2018: Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) is pleased to announce that it has reached a mutually acceptable settlement with the Financial Sector Conduct Authority (“FSCA”) of South Africa (The Directorate of Market Abuse substituted in terms of Section 300(3) of the Financial Sector Regulation Act, 2017), which settlement has been confirmed by the Enforcement Committee of the FSCA, relating to a SENS Announcement published by the Company on 25 April 2007.

The April 2007 announcement related to the financial results for the quarter ending 31 March 2007. The published results, at that stage unknown to Harmony, were incorrect. The first indication that the results published on 25 April 2007 for the quarter ended March 2007 were erroneous, was end of July 2007. The Company immediately informed the shareholders and the necessary authorities and reviewed all financial reporting policies and systems to ensure that a similar error would not occur.

At the time, the Directorate of Market Abuse alleged that Harmony published misleading financial statements. Harmony cooperated with the FSB to ensure that expensive and protracted enforcement proceedings and possible litigation be avoided. Following various discussions between the FSB and Harmony over more than a decade, the Enforcement Committee of the FSCA confirmed the settlement reached by Harmony and the Directorate of Market Abuse and determined on 4 October 2018 that Harmony contravened section 76 of the Securities Services Act No.36 of 2004 by publishing misleading financial statements and imposed an agreed administrative penalty of R30 million on Harmony.

Frank Abbott, financial director of Harmony, commented that: “The inaccuracy of the March 2007 quarterly financial results was a bona fide error, following the implementation of a new financial software system. This has been the only material weakness identified in our internal control over financial reporting that we have had in 68 years.”

Ends.

For more details contact:

Marian van der Walt
Executive: Investor Relations
+27 (0)82 888 1242 (mobile)

Frank Abbott
Financial Director
+27 (0)82 800 4290 (mobile)

5 October 2018

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 5, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director